December 28, 2016
To whom it may concern:

Company Name:	Minebea Co., Ltd.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer (Code No. 6479, TSE Div.No.1)
Contact:	Naoyuki Kimura General Manager General Affairs Department
Phone:	+81-(0)3-6758-6712

Notice Concerning Revision of the Partial Amendments to the Articles of Incorporation

Minebea Co., Ltd. (“Minebea’’) announces a partial revision to the Notice Regarding the Partial Amendments to the Articles of Incorporation published at 15:00 on May 10, 2016.

Details of the revision
The Articles of Incorporation will be changed as follows.
(The    part shows a change.)
Proposed Articles of Incorporation (prior to revision)	Proposed Articles of Incorporation (after revision)
(Trade Name) Article 1. The trade name of the Company shall be MINEBEA MITSUMI Kabushiki Kaisha . (The rest is omitted)	(Trade Name) Article 1. The trade name of the Company shall be MINEBEA MITSUMI Kabushiki Kaisha . (The rest is omitted)

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